Exhibit 12.1
Avnet, Inc.
Computation of Ratios of Earnings to Fixed Charges

	June 30,	July 2,	July 3,	June 27,	June 28,
	2012	2011	2010	2009	2008
	(in thousands)
Earnings:
Income (loss) from continuing
operations before tax	$790,782	$870,966	$585,083	$(1,094,968)	$693,404
Add fixed charges	124,521	123,982	85,561	103,304	111,125
Total Earnings (loss)	$915,303	$994,948	$670,644	$(991,664)	$804,529

Fixed charges:
Interest on indebtedness	$90,859	$92,452	$61,748	$78,666	$88,224
Amortization of debt expense	2,787	2,629	2,317	3,177	3,176
Interest component of rent expense	30,875	28,901	21,496	21,461	19,725
Total fixed charges	$124,521	$123,982	$85,561	$103,304	$111,125

	7.4	8.0	7.8	*	7.2

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	* Earnings were deficient in covering fixed charges by $1.09 billion for the fiscal year ended June 27, 2009.